Exhibit 99.2

[FACE OF NOTE]

        Unless this certificate is presented by an authorized representative of The Depository Trust Company (55 Water Street, New York, New York) to the issuer or its agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co. or such other name as requested by an authorized representative of The Depository Trust Company and any payment is made to Cede & Co., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered owner hereof, Cede & Co., has an interest herein.

        Unless and until it is exchanged in whole or in part for Notes in definitive registered form, this Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

REGISTERED	CUSIP: [ ]
NO. 1	PRINCIPAL AMOUNT: $[ ]

CREDIT SUISSE
Reverse Convertible Security due [                ]
Linked to [                ]

CREDIT SUISSE, a corporation organized under the laws of, and duly licensed as a bank in, Switzerland (the "Company", which term includes any successor corporation under the Indenture hereinafter referred to), acting through its Nassau branch (the "Branch"), for value received, hereby promises to pay to Cede & Co., or registered assigns, at the office or agency of the Company in New York, New York, the Redemption Amount (as defined on the reverse hereof) on the Maturity Date (as defined on the reverse hereof), in the coin or currency of the United States and to pay interest on the outstanding principal amount of this Note in like coin or currency as provided on the reverse hereof.

        Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place. All capitalized terms used herein but not otherwise defined shall have the meaning assigned to them in the Indenture (as defined on the reverse hereof).

        This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee (as defined on the reverse hereof) under the Indenture referred to on the reverse hereof.

F-1

        IN WITNESS WHEREOF, the Company, acting through the Branch, has caused this Note to be duly executed.

CREDIT SUISSE, acting through its Nassau branch
By:	Name: Title: Authorized Signatory
By:	Name: Title: Authorized Signatory

CERTIFICATE OF AUTHENTICATION

        This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated: [DATE]

THE BANK OF NEW YORK, as Trustee
By:	Authorized Signatory

F-2

[REVERSE OF NOTE]

CREDIT SUISSE
Reverse Convertible Security due [                ]
Linked to [                ]

        This Note is one of a duly authorized issue of debentures, notes, bonds or other evidences of indebtedness of the Company (the "Securities") of the series hereinafter specified, all issued or to be issued under and pursuant to a senior indenture, dated as of March 29, 2007 (the "Indenture"), between the Company and The Bank of New York (the "Trustee"), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company, and the Holders of the Securities. The Securities may be issued in one or more series, which different series may be issued in various aggregate principal amounts, may mature at different times, may bear interest (if any) at different rates, may be subject to different redemption provisions (if any), may be subject to different sinking, purchase or analogous funds (if any) and may otherwise vary as provided in the Indenture.

        This Note is one of a series designated as the Reverse Convertible Securities (the "Notes") due [DATE] Linked to [            ] (the "reference shares").

        Interest will be payable at the rate of [            ]% per annum on the outstanding principal amount hereof from [SETTLEMENT DATE] or from the most recent Interest Payment Date to which interest has been paid or duly provided for. The interest payment will be payable [PERIOD] in arrears on [DATE[S]] (each such date an "Interest Payment Date") to the Person in whose name this Note is registered at the close of business on the 15th calendar day prior to such Interest Payment Date (whether or not a business day), subject to certain exceptions provided for in the Indenture. Interest shall be payable by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or by wire transfer to an account located in the United States designated by such Person to the Paying Agent at least 15 days prior to the applicable Interest Payment Date. Interest on this Note shall be computed on the basis of a 360-day year of twelve 30-day months.

        This Note is issuable only in registered form without coupons in minimum denominations of $[            ] and any integral multiples of $[            ] in excess thereof at the office or agency of the Company in the Borough of Manhattan, The City of New York, in the manner and subject to the limitations provided in the Indenture.

        This Note is not redeemable at the option of the Company, acting through the Branch, prior to maturity.

Maturity Date

        The Maturity Date of this Note is [DATE] (the "Maturity Date"); however, if a market disruption event exists on the Valuation Date (as defined below), as determined by the

Calculation Agent (as defined below), the Maturity Date will be the later of the original Maturity Date, and the third business day following the date on which the Final Share Price (as defined below) is calculated in accordance with "Market Disruption Events" below. No interest or other payment will be payable hereon because of any such postponement of the Maturity Date.

        In the event that the Maturity Date is postponed as described in the preceding paragraph, the Company, acting through the Branch, shall, or shall cause the Calculation Agent to, give notice of such postponement to the Trustee and to The Depository Trust Company (the "Depositary") and, once it has been determined, of the date to which the Maturity Date has been rescheduled, as promptly as possible, and in no case later than, in connection with notice of such postponement, 10:30 AM on the Trading Day (as defined below) immediately prior to the originally scheduled Maturity Date and in connection with notice of the rescheduled Maturity Date, 10:30 AM on the Trading Day immediately prior to the rescheduled Maturity Date.

Redemption Amount

        On the Maturity Date, the Company, acting through the Branch, will redeem this Note for a redemption amount (the "Redemption Amount"), determined by the Calculation Agent, that will be based on the performance of the reference shares during the term of this Note and calculated as follows:

  (1)
  If the closing price of the reference shares on the relevant exchange is not less than the knock-in level on any day from but not including the initial setting date, to and including the Valuation Date, the Redemption Amount will equal a cash payment equal to 100% of the principal amount of this Note.

  (2)
  If (i) the closing price of the reference shares on the relevant exchange is less than the knock-in level on any day from but not including the initial setting date, to and including the Valuation Date and (ii) the Final Share Price is greater than or equal to the Initial Share Price, the Redemption Amount will equal a cash payment equal to 100% of the principal amount of this Note.

  (3)
  Otherwise, the Redemption Amount will be the physical delivery amount plus a cash amount equal to the proportion of the Final Share Price corresponding to any fractional share. The physical delivery amount will be the number of reference shares per $1,000 principal amount of the Notes equal to $1,000 divided by the Initial Share Price.

        The "relevant exchange" is [New York Stock Exchange/Nasdaq].

        The "knock-in level" is [    ]% of the Initial Share Price.

        The "Initial Share Price" is $[            ].

        The "closing price" is the closing price of the reference shares on the relevant exchange on any day from, but not including the initial setting date, to and including the Valuation date, as determined by the Calculation Agent.

        The "initial setting date" is [PRICING DATE].

        The "Valuation Date" is [DATE].

        The "Final Share Price" is the closing price of the reference shares on the Valuation Date, as determined by the Calculation Agent; subject to the provisions in "Market Disruption Events" below.

        A "business day" is any day, other than a Saturday, Sunday or a day on which banking institutions in New York, New York are generally authorized or obligated by law, regulation or executive order to close and that is also a Trading Day.

        A "Trading Day" is any day, as determined by the Calculation Agent, on which trading is generally conducted for reference shares (or, but for the occurrence of a market disruption event, would have been generally conducted) on the relevant exchange and for options and other derivative instruments on the reference shares on the Chicago Mercantile Exchange and the Chicago Board Options Exchange, collectively, the "related exchanges", other than a day on which the relevant exchange or the related exchanges are scheduled to close prior to their regular weekday closing time.

        The Company, acting through the Branch, shall, or shall cause the Calculation Agent to, provide notice to the Trustee and the Depositary, on which notice the Trustee and the Depositary may conclusively rely, on or prior to 10:30 AM on the Trading Day immediately prior to the Maturity Date of the amount of cash (including cash due in connection with fractional shares) and/or reference shares due with respect to each $1,000 principal amount of the Notes and shall deliver such cash and/or reference shares to the Trustee on the Maturity Date for delivery to the Holders.

Market Disruption Events

        For the reference shares, or in the case of reference shares that are American Depositary Receipts (ADRs), for both the reference shares and the underlying ordinary shares represented by such reference shares, if no Final Share Price is available on the Valuation Date because of a market disruption event, as determined by the Calculation Agent in its sole discretion, the Calculation Agent may postpone the calculation of the Final Share Price until the earlier of the date such market disruption event has ceased or three Trading Days after the Valuation Date, as the case may be. On such third Trading Day, in the event there still exists a market disruption event, the Calculation Agent will determine the Final Share Price using its good faith estimate of the value for the reference shares as of the closing time on the relevant exchange on such date. If a market disruption event exists on the Valuation Date, the Maturity Date of the Notes will be the later of the original Maturity Date and the third business day following the day on which the Final Share Price is calculated. No interest will accrue or other payment be payable because of any postponement of the Maturity Date.

        A "market disruption event" means the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, of accurate price, volume or related information in respect of (a) the reference shares, (b) any options or futures contracts, or any options on such futures contracts, relating to the reference shares, or (c) in the case of reference shares that are ADRs, the underlying ordinary shares represented by such ADRs or any options or futures contracts, or any options on such futures contracts, relating to such underlying shares, if, in each case, in the determination of the Calculation Agent, in its sole discretion, any such suspension, limitation or unavailability is material.

        For purposes of determining whether a market disruption event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange; (2) a decision permanently to discontinue trading in the relevant options or futures contract will not constitute a market disruption event; (3) limitations pursuant to New York Stock Exchange Rule 80A—Index Arbitrage Trading Restrictions (or any applicable rule or regulation enacted or promulgated by the New York Stock Exchange, any other self-regulatory organization or the Securities and Exchange Commission ("SEC") of similar scope as determined by the Calculation Agent) on trading during significant market fluctuations will constitute a market disruption event; (4) a suspension of trading in an options contract on the reference shares by the primary securities market trading in such options, if available, by reason of (x) a price change exceeding limits set by such securities exchange or market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension or material limitation of trading in options contracts related to the reference shares notwithstanding that such suspension or material limitation is less than two hours; (5) a suspension, absence or material limitation of trading on the primary securities market on which options contracts related to the reference shares are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances; and (6) a "suspension or material limitation" on an exchange or in a market will include a suspension or material limitation of trading by one class of investors provided that such suspension continues for more than two hours of trading or during the last one-half hour period preceding the close of trading on the relevant exchange or market (but will not include limitations imposed on certain types of trading under New York Stock Exchange Rule 80A or any applicable rule or regulation enacted or promulgated by the New York Stock Exchange, NASDAQ, any other self-regulatory organization or the SEC of a similar scope or as a replacement for Rule 80A, as determined by the Calculation Agent) and will not include any time when such exchange or market is closed for trading as part of such exchange's or market's regularly scheduled business hours.

Antidilution Adjustments

  General

        The Calculation Agent will adjust the Initial Share Price and the physical delivery amount if certain corporate actions and other events described below (each of which, an "adjustment event"), occur, and the Calculation Agent determines that such adjustment event has a diluting or concentrative effect on the theoretical value of the reference shares.

        For purposes of the antidilution adjustments described herein, if this Note specifies that the reference shares are ADRs, the Calculation Agent will make the specified antidilution adjustments if an adjustment event occurs with respect to reference shares or to the ordinary shares underlying such ADRs (as if those underlying shares were the reference shares for purposes of the antidilution adjustments). The Calculation Agent will also make an antidilution adjustment for reference shares that are ADRs if the number of ordinary shares represented by one ADR changes from the ratio in existence on the initial setting date.

        Upon the occurrence of an adjustment event that the Calculation Agent determines has a diluting or concentrative effect on the theoretical value of the reference shares, for purposes only of determining whether (i) the closing price of the reference shares is less than the knock-in level and (ii) the Final Share Price is less than the Initial Share Price, the Calculation Agent will typically adjust the Initial Share Price according to the following formula:

prior physical delivery amount
adjusted initial share price	=	initial share price	X	adjusted physical delivery amount

        and may, when appropriate, also adjust the knock-in level. The physical delivery amount will be adjusted by the Calculation Agent as set forth below.

  Adjustments

        If an adjustment event occurs and the Calculation Agent determines that the event has a diluting or concentrative effect on the theoretical value of the reference shares, the Calculation Agent will calculate a corresponding adjustment to the Initial Share Price and the physical delivery amount as the Calculation Agent determines appropriate to account for that diluting or concentrative effect subject to the provisions set forth below. The Calculation Agent will also determine the effective date of such adjustment, and the replacement of the reference shares, if applicable, in the event of consolidation or merger. Upon making any such adjustment, the Calculation Agent will give notice as soon as practicable to the Trustee, stating the adjustment of the Initial Share Price and physical delivery amount.

        If more than one adjustment event occurs, the Calculation Agent will make an adjustment for each such adjustment event in the order in which they occur, and on a cumulative basis. Accordingly, having adjusted the Initial Share Price and the physical delivery amount for the first such adjustment event, the Calculation Agent will adjust the Initial Share Price and the physical delivery amount for the second adjustment event, applying the required adjustment to the Initial Share Price and the physical delivery amount as already adjusted for the first adjustment event, and so on for each subsequent adjustment event.

        The Calculation Agent will adjust the Initial Share Price and the physical delivery amount for any adjustment event unless the adjustment would result in a change to the Initial Share Price or the physical delivery amount of at least 0.1% in the Initial Share Price or the physical delivery amount that would apply without the adjustment. The Initial Share Price and the physical delivery amount resulting from any adjustment will be rounded up or down, as appropriate, to, in the case of the Initial Share Price, the nearest cent, and, in the case of the physical delivery amount, the nearest thousandth, with one-half cent and five ten-thousandths, respectively, being rounded upwards.

        If an adjustment event requiring antidilution adjustment occurs, the Calculation Agent will make any adjustments with a view to offsetting, to the extent practical, any change in the Holders' economic position relative to the Notes that results solely from that event. The Calculation Agent may, in its sole discretion, modify any antidilution adjustments as necessary to ensure an equitable result.

        The Calculation Agent has sole discretion in making all determinations with respect to antidilution adjustments, including any determination as to whether an adjustment event requiring an antidilution adjustment has occurred, as to the nature of the adjustment required and how it will be made. In the absence of manifest error, those determinations will be conclusive for all purposes and will be binding on the Holders, the Trustee and the Company, acting through the Branch, without any liability on the part of the Calculation Agent. Upon written request, the Calculation Agent will provide information about any adjustments it makes.

  Events requiring an antidilution adjustment

        The following is a list of adjustment events that may require an antidilution adjustment:

  (a)
  a subdivision, consolidation or reclassification of the reference shares or a free distribution or dividend of any reference shares to existing holders of reference shares by way of bonus, capitalization or similar issue;

  (b)
  a dividend or other distribution to existing holders of reference shares of (i) the reference shares, (ii) other share capital or securities granting the right to payment of dividends equally or proportionately with such payments to holders of the reference shares or (iii) any other type of securities, rights or warrants in any case for payment (in cash or otherwise) at less than the prevailing market price as determined by the Calculation Agent;

  (c)
  the declaration by the issuer of the reference shares of an extraordinary or special dividend or other distribution whether in cash or reference shares or other assets;

  (d)
  a repurchase of its common stock by the issuer of the reference shares whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise;

  (e)
  a consolidation of the issuer of the reference shares with another company or merger of the issuer of the reference shares with another company;

  (f)
  a change by the issuer of reference shares that are ADRs of the ratio of underlying ordinary shares represented by one ADR; and

  (g)
  any other similar event that may have a diluting or concentrative effect on the theoretical value of the reference shares.

  Stock splits

        If the reference shares are subject to a stock split, the Calculation Agent will adjust the physical delivery amount to equal the sum of the prior physical delivery amount—i.e., the physical delivery amount before that adjustment—and the product of (i) the number of additional shares issued in the stock split with respect to each of the reference shares times (ii) the prior physical delivery amount.

  Reverse stock splits

        If the reference shares are subject to a reverse stock split, the Calculation Agent will adjust the physical delivery amount to equal the product of the prior physical delivery amount and the quotient of (i) the number of reference shares outstanding immediately after the reverse stock split becomes effective divided by (ii) the number of reference shares outstanding immediately before the reverse stock split becomes effective.

  Stock dividends

        If the reference shares are subject to a stock dividend payable in the reference shares, then the Calculation Agent will adjust the physical delivery amount to equal the sum of the prior physical delivery amount and the product of (i) the number of additional shares issued in the stock dividend with respect to each of the reference shares times (ii) the prior physical delivery amount.

  Other dividends and distributions

        If the issuer of the reference shares declares a dividend to be distributed to holders of record of the reference shares as of a date falling in the period that begins on the day immediately following the Valuation Date and ends on the day immediately prior to the Maturity Date, any such dividend will not be paid to Holders.

        The physical delivery amount will not be adjusted to reflect any dividends or distributions paid with respect to the reference shares, other than (i) stock dividends described above; (ii) issuances of transferable rights and warrants as described in "—Transferable rights and warrants" below; and (iii) extraordinary dividends as described below.

        A dividend or other distribution with respect to the reference shares will be deemed to be an "extraordinary dividend" if its per share value exceeds that of the immediately preceding non-extraordinary dividend, if any, for the reference shares by an amount equal to at least 10.00% of the market price of the reference shares on the business day before the ex-dividend date for the extraordinary dividend. The ex-dividend date for any dividend or other distribution is the first day on which the reference shares trade without the right to receive that dividend or distribution. If an extraordinary dividend occurs, the Calculation Agent will adjust the physical delivery amount to equal the product of (1) the prior physical delivery amount times (2) a fraction, the numerator of which is the market price of the reference shares on the business day before the ex-dividend date and the denominator of which is the amount by which that market price exceeds the extraordinary dividend adjustment amount. The "extraordinary dividend adjustment amount" with respect to an extraordinary dividend for the reference shares equals: (i) for an extraordinary dividend that is paid in lieu of a regular quarterly dividend, the amount of the extraordinary dividend per share of the reference shares minus the amount per share of the immediately preceding dividend, if any, that was not an extraordinary dividend for the reference shares, or (ii) for an extraordinary dividend that is not paid in lieu of a regular quarterly dividend, the amount per share of the extraordinary dividend.

        To the extent an extraordinary dividend is not paid in cash, the value of the non-cash component will be determined by the Calculation Agent. A distribution on the reference shares that is a dividend payable in the reference shares, an issuance of rights or warrants or a spin-off event and that is also an extraordinary dividend will result in an adjustment to the physical delivery amount only as described in "Stock dividends" above, "Transferable rights and warrants" below or "Reorganization events" below, as the case may be, and not as described here.

  Transferable rights and warrants

        If the issuer of the reference shares issues transferable rights or warrants to all holders of the reference shares to subscribe for or purchase the reference shares at an exercise price per share that is less than the market price of the reference shares on the business day before the ex-dividend date for the issuance, then the physical delivery amount will be adjusted by multiplying the prior physical delivery amount by the following fraction: (i) the numerator will be the sum of the number of reference shares outstanding at the close of business on the day before that ex-dividend date and the total number of additional reference shares offered for subscription or purchase under those transferable rights or warrants, and (ii) the denominator will be the sum of the number of reference shares outstanding at the close of business on the day before that ex-dividend date and the product of (1) the total number of additional reference shares offered for subscription or purchase under the transferable rights or warrants times (2) the exercise price of those transferable rights or warrants divided by the market price on the business day before that ex-dividend date.

  Reorganization events

        Any of the following shall constitute a reorganization event: (i) the reference shares are reclassified or changed, including, without limitation, as a result of the issuance of any tracking stock by the issuer of the reference shares, (ii) the issuer of the reference shares has been subject to any merger, combination or consolidation and is not the surviving entity, (iii) the issuer of the reference shares completes a statutory exchange of securities with another corporation, (iv) the issuer of the reference shares is liquidated, (v) the issuer of the reference shares issues to all of its shareholders equity securities of an issuer other than the issuer of the reference shares (other than in a transaction above) (a "spinoff stock") or (vi) the reference shares are the subject of a tender or exchange offer or going private transaction on all of the outstanding shares.

  Adjustments for reorganization events

        If any reorganization event occurs, in each case as a result of which the holders of the reference shares receive any equity security listed on a national securities exchange (a "marketable security"), other securities or other property, assets or cash (collectively "exchange property"), for purposes of determining the physical delivery amount following the effective date for such reorganization event (or, if applicable, in the case of spinoff stock, the ex-dividend date for the distribution of such spinoff stock), the physical delivery amount will be based on the following:

        (a)   if the reference shares continue to be outstanding, the prior physical delivery amount (if applicable, as reclassified upon the issuance of any tracking stock) on the relevant date (taking into account any adjustments for any distributions described under clause (c)(i) below);

        (b)   for each marketable security received in such reorganization event (each a "new stock"), including the issuance of any tracking stock or spinoff stock or the receipt of any stock received in exchange for the reference shares, the amount of new stock received with respect to one share of the reference shares, as adjusted to the relevant date (taking into account any adjustments for distributions described under clause (c)(i) below); and

        (c)   for any cash and any other property or securities other than marketable securities received in such reorganization event (the "non-stock exchange property"), (i) if the combined value of the amount of non-stock exchange property received per share of the reference shares, as determined by the Calculation Agent in its sole discretion on the effective date of such reorganization event (the "non-stock exchange property value"), by holders of the reference shares is less than 25% of the closing price of the reference shares on the Trading Day immediately prior to the effective date of such reorganization event, an amount of the reference shares, if applicable, and of any new stock received in connection with such reorganization event, if applicable, in proportion to the relative closing prices of the reference shares and any such new stock, and with an aggregate value equal to the non-stock exchange property value, based on such closing prices, in each case as determined by the Calculation Agent in its sole discretion on the effective date of such reorganization event, or (ii) if the non-stock exchange property value is equal to or exceeds 25% of the closing price of the reference shares on the Trading Day immediately prior to the effective date relating to such reorganization event or, if the reference shares are surrendered exclusively for non-stock exchange property (in each case, an "alternate stock event"), a number of shares of the alternate stock (as defined below) with a value on the effective date of such reorganization event equal to the non-stock exchange property value. The "alternate stock" will be the common stock of the company with a price volatility on the measurement date (each as defined below) that is nearest (whether higher or lower) to the price volatility of the reference shares, as selected by the Calculation Agent from a group of five stocks then included in the S&P 500 Index (or, if publication of such index is discontinued, any successor or substitute index selected by the Calculation Agent in its sole discretion). The stocks from which the alternate stock is selected will be the five stocks with the largest market capitalization among the stocks then included in the S&P 500 Index (or such successor index) with the same primary "Industry" Standard Industrial Classification Code ("SIC Code") as the issuer of the reference shares; provided that if there are fewer than five stocks with the same primary "Industry" SIC Code as the issuer of the reference shares, the Calculation Agent will identify additional stocks then included in the S&P 500 Index (or such successor index), from the following categories, selecting stocks, as required, in each succeeding category in descending order of market capitalization, beginning with the stock in each category with the largest capitalization: first, stocks with the same primary "Industry Group" classification as the issuer of the reference shares; second, stocks with the same primary "Major Group" classification as the issuer of the reference shares; and third, stocks with the same primary "Division" classification as the issuer of the reference shares; provided, further, that none of the five stocks from which the alternate stock will be selected will be a stock that is subject to a trading restriction under the trading restriction policies of the Company or any of its affiliates that would materially limit the ability of the Company or any of its affiliates to hedge the Notes with respect to such stock (a "hedging restriction"). "Industry," "Industry Group," "Major Group" and "Division" have the meanings assigned by the Office of Management and Budget, or any successor federal agency responsible for assigning SIC codes. If the SIC Code system of classification is altered or abandoned, the Calculation Agent may select an alternate classification system and implement similar procedures. "Price volatility" means the average historical price volatility for the period of 100 Trading Days ending on the Trading Day immediately prior to the first public announcement of the relevant reorganization event (the "measurement date") as such average historical price volatility for such stock is displayed on Bloomberg screen Equity HVG (using the settings N = 100 and Market: T) (or any successor thereto); provided that if the price volatility of the reference shares or any stock identified in this sub-paragraph is not then displayed on Bloomberg, then the Calculation Agent, in its sole discretion, will determine the applicable price volatility.

        In the case of a consummated tender or exchange offer or going-private transaction involving consideration of particular types, exchange property shall be deemed to include the amount of cash or other property delivered by the offeror in the tender or exchange offer (in an amount determined on the basis of the rate of exchange in such tender or exchange offer or going-private transaction). In the event of a tender or exchange offer or a going-private transaction with respect to exchange property in which an offeree may elect to receive cash or other property, exchange property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

        If a reorganization event occurs, the property distributed in the event will be substituted for the common stock of the issuer of the reference shares as described above. Consequently, references to the common stock of the issuer of the reference shares mean any property that is distributed in a reorganization event and comprises the adjusted physical delivery amount. Similarly, references to the issuer of the reference shares mean any successor entity in a reorganization event.

        In the event that the Company, acting through the Branch, (with prior written approval of the Calculation Agent) or the Calculation Agent determine that an adjustment should be made to the physical delivery amount as a result of one or more events or circumstances not otherwise described above (even if such event or circumstance is specifically excluded from the operation of the provisions described above), the Company, acting through the Branch, shall at its own expense and acting reasonably request the Calculation Agent to determine as soon as practicable what adjustment (if any) is fair and reasonable to take account thereof.

        All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on the Company, acting through the Branch, the Trustee and the beneficial owners of the Notes, absent manifest error.

Manner of Payment

        This Note is payable in the manner, with the effect and subject to the conditions provided in the Indenture.

        If a payment date is not a business day as defined in the Indenture at a place of payment, payment may be made at that place on the next succeeding day that is a business day, and no interest shall accrue for the intervening period.

Amendments

        The Indenture contains provisions which provide that the Company and the Trustee may amend or supplement the Indenture or the Securities without notice to or the consent of any Holder in order to (i) cure any ambiguity, defect or inconsistency in the Indenture, provided that such amendments or supplements shall not materially and adversely affect the interests of the Holders; (ii) comply with the requirements of the Indenture if the Company consolidates with, merges with or into, or sells, conveys, transfers, leases or otherwise disposes of all or substantially all of its property and assets, to any person; (iii) comply with any requirements of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act; (iv) evidence and provide for the acceptance of appointment hereunder with respect to the Securities by a successor Trustee; (v) establish the form or forms or terms of Securities of any series or of the coupons appertaining to such Securities as permitted by the Indenture; (vi) provide for uncertificated or unregistered Securities and to make all appropriate changes for such purpose; (vii) provide for a guarantee from a third party on outstanding Securities that are issued under the Indenture; or (viii) make any change that does not materially and adversely affect the rights of any Holder.

        The Indenture provides that, without prior notice to any Holders, the Company and the Trustee may amend the Indenture and the Securities of any series with the written consent of the Holders of a majority in principal amount of the outstanding Securities of all series affected by such amendment (all such series voting as one class), and the Holders of a majority in principal amount of the outstanding Securities of all series affected thereby (all such series voting as one class) by written notice to the Trustee may waive future compliance by the Company with any provision of the Indenture or the Securities of such series; provided that, without the consent of each Holder of the Securities affected thereby, an amendment or waiver, including a waiver of past defaults, may not: (i) extend the stated maturity of the Principal of, or any sinking fund obligation or any installment of interest on, such Holder's Security, or reduce the principal amount thereof or the rate of interest thereon (including any amount in respect of original issue discount), or adversely affect the rights of such Holder under any mandatory redemption or repurchase provision or any right of redemption or repurchase at the option of such Holder, or reduce the amount of the Principal of an Original Issue Discount Security that would be due and payable upon an acceleration of the maturity thereof or the amount thereof provable in bankruptcy, insolvency or similar proceeding, or change any place of payment where, or the currency in which, the principal amount or the interest thereon is payable, modify any right to convert or exchange such Holder's Security for another security to the detriment of the Holder or impair the right to institute suit for the enforcement of any such payment on or after the due date therefor; (ii) reduce the percentage in principal amount of outstanding

Securities the consent of whose Holders is required for any such supplemental indenture, for any waiver of compliance with certain provisions of the Indenture or certain Defaults and their consequences provided for in the Indenture; (iii) waive a Default in the payment of the principal amount of or interest on any Security of such Holder; or (iv) modify any of the provisions of the Indenture governing supplemental indentures except to increase the required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Security affected thereby.

Events of Default and Acceleration

        In case an Event of Default with respect to this Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of this Note (in accordance with the acceleration provisions set forth in the Indenture) will be determined by the Calculation Agent and will equal, for each Note, the arithmetic average, as determined by the Calculation Agent, of the fair market value of the Note as determined by at least three but not more than five broker-dealers (which may include Credit Suisse Securities (USA) LLC or any of the Company's other subsidiaries or affiliates) as will make such fair market value determinations available to the Calculation Agent. The Company, acting through the Branch, shall, or shall cause the Calculation Agent to, provide notice to the Trustee and the Depositary, on which notice the Trustee and the Depositary may conclusively rely, no later than one business day after the date of acceleration of the amount of cash due with respect to each $1,000 principal amount of the Notes.

        The Company, acting through the Branch, the Trustee and any agent of the Company or the Trustee may deem and treat the registered Holder hereof as the absolute owner of this Note (whether or not this Note shall be overdue and notwithstanding any notation of ownership or other writing hereon) for the purpose of receiving payment of, or on account of, the Redemption Amount hereof, and, subject to the provisions hereof, for all other purposes, and neither the Company, acting through the Branch, nor the Trustee nor any agent of the Company or the Trustee shall be affected by any notice to the contrary.

        No recourse under or upon any obligation, covenant or agreement contained in the Indenture or any indenture supplemental thereto or in any Note, or because of any indebtedness evidenced thereby, shall be had against any incorporator as such, or against any past, present or future stockholder, officer, director or employee, as such, of the Company or of any successor, either directly or through the Company or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance hereof and as part of the consideration for the issue hereof.

        The Indenture provides that, subject to certain conditions, the Holders of at least a majority in principal amount (or, if any Securities are Original Issue Discount Securities, such portion of the principal amount as is then accelerable) of the outstanding Securities of all series affected (voting as a single class), by notice to the Trustee, may waive an existing Default or Event of Default with respect to the Securities of such series and its consequences, except a Default in the payment of Principal of or interest on any Security or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the

Holder of each outstanding Security affected. Upon any such waiver, such Default shall cease to exist, and any Event of Default with respect to the Securities of such series arising therefrom shall be deemed to have been cured, for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto.

        The Calculation Agent for the Notes (the "Calculation Agent") is Credit Suisse International. The calculations and determinations of the Calculation Agent will be final and binding upon the beneficial owner of this Note (except in the case of manifest error). The Calculation Agent will have no responsibility for good faith errors or omissions in its calculations and determinations, whether caused by negligence or otherwise.

        The Indenture provides that a series of Securities may include one or more tranches (each a "tranche") of Securities, including Securities issued in a Periodic Offering. The Securities of different tranches may have one or more different terms, including authentication dates and public offering prices, but all the Securities within each such tranche shall have identical terms, including authentication date and public offering price. Notwithstanding any other provision of the Indenture, subject to certain exceptions, with respect to sections of the Indenture concerning the execution, authentication and terms of the Securities, redemption of the Securities, Events of Default of the Securities, defeasance of the Securities and amendment of the Indenture, if any series of Securities includes more than one tranche, all provisions of such sections applicable to any series of Securities shall be deemed equally applicable to each tranche of any series of Securities in the same manner as though originally designated a series unless otherwise provided with respect to such series or tranche pursuant to a board resolution or a supplemental indenture establishing such series or tranche.

        This Note is unsecured and ranks pari passu with all other unsecured and unsubordinated indebtedness of the Company.

        No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, acting through the Branch, which is absolute and unconditional, to pay the Redemption Amount and interest on this Note in the manner, at the place, at the time and in the coin or currency herein prescribed.

        The laws of the State of New York (without regard to conflicts of laws principles thereof) shall govern this Note.

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto
[PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE]

[PLEASE PRINT OR TYPE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE]
the within Note and all rights thereunder, hereby irrevocably constituting and appointing
Attorney to transfer such Note on the books of the Issuer, with full power of substitution in the premises.
Signature:

Dated:
NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within Note in every particular without alteration or enlargement or any change whatsoever.